Exhibit 11.2



    STRUCTURAL DYNAMICS RESEARCH CORPORATION AND SUBSIDIARIES
     Calculation of Fully Diluted Earnings Per Common Share

              (in thousands, except per share data)






                              Three Months          Six Months
                             Ended June 30,       Ended June 30,
                           1996       1995      1996       1995
FULLY DILUTED

Average shares
 outstanding              32,964     30,887    32,473     30,542

Net effect of
 dilutive stock
 options after
 application of the
 treasury stock method     2,225      1,500     2,377      1,589
   Total                  35,189     32,387    34,850     32,131

   Net income            $ 6,607    $ 3,036   $12,963    $ 3,516

   Net income per share  $   .19    $   .09   $   .37    $   .11